FSD Pharma Takes Steps to Mitigate the Impact of COVID-19 on its Cannabis Production Facility in Cobourg, Ontario

TORONTO (March 23, 2020) - FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE.CN) (FRA: 0K9A) ("FSD Pharma" or the "Company") today announced that it has taken steps to mitigate the impact of the novel coronavirus SARS-CoV-2 pandemic on its wholly-owned subsidiary, FV Pharma Inc. ("FV Pharma"), a licensed producer under Canada's Cannabis Act and Regulations, and its facility in Cobourg, Ontario.  The Company's actions are aligned with evolving guidance from provincial and local Canadian health officials.

Effective immediately, FSD Pharma management has implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure. The Company has also closed its facility to collaboration partners and ceased their operations.

"Following a COVID-19 Declaration of Emergency by the Government of Ontario and confirmation of the presence of coronavirus infections in the town of Cobourg with nearly 19,000 residents, we have taken necessary steps to ensure the safety of FV Pharma's employees, the Cobourg community and our in-facility partners," said Raza Bokhari, MD, Executive Co-Chairman & CEO. "The COVID-19 pandemic is rapidly shifting and we have assembled a working group within FSD Pharma to perpetually monitor the unprecedented market realities that are shaping the local and global business landscape. We are putting forth our best efforts to make deliberate, definitive and difficult decisions to mitigate any present and future setbacks. We are committed to persevere through these unchartered times and are prepared to recalibrate our strategic objectives and deliverables to adapt to the new normal that is emerging. We are confident that we are resiliently positioned to continue to advance our specialty pharmaceutical R&D efforts to target the  endocannabinoid system of the human body."

About FSD Pharma

FSD Pharma Inc. (Nasdaq: HUGE; CSE: HUGE.CN; FRA: 0K9A) is a publicly traded holding company, since May 2018.

FSD BioSciences Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in 2Q19, FSD BioSciences Inc.  is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide (PEA).

The Company has Phase 1 first-in-human safety and tolerability trials for its lead candidate, FSD 201 micro-PEA, currently underway in Australia by principal researcher Jason Lickliter, MD, Chief Medical Officer of Nucleus Network.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide ("PEA"), the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility, the progress and funding of the CBD Research Project, the ability and technical feasibility of algae being utilized to produce pharmaceutical-grade cannabinoids and the ultimate success of the CBD Research Project, the production of prescription drugs that can treat diseases affecting the central nervous system, and related royalty fees. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.

sandy@fsdpharma.com

(647) 864-7969

Investor Relations

IR@fsdpharma.com

www.fsdpharma.com

Or

LHA Investor Relations

Sanjay M. Hurry

shurry@lhai.com

(212) 838-3777

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